

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2013

<u>Via E-mail</u>
Mr. Stephen D. Newlin
Chairman, President, and Chief Executive Officer
PolyOne Corporation
PolyOne Center
33587 Walker Road
Avon Lake, OH 44012

> **Re:** **PolyOne Corporation**
> **Pre-effective Amendment 1 to Registration Statement on Form S-4**
> **Filed January 18, 2013**
> **File No. 333-185533**

Dear Mr. Newlin:

We reviewed the filing and have the comments below.

<u>Material United States Federal Income Tax Consequences (beginning on page [ ], page
14; Material United States Federal Income Tax Consequences, page 87</u>

1. We considered the response to comment 5 in our January 10, 2013 and are unable to
concur because the opinion may not assume the tax consequence at issue or any legal
conclusion underlying the opinion. As requested previously, revise the "is intended,"
"intend," and "assuming that" language to remove any uncertainty about the
transaction's tax treatment to stockholders. For guidance you may wish to refer to
Section III.C.3 of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available
on the Commission's website.

2. We considered the response to comment 6 in our January 10, 2013 letter and are
unable to concur because the word "generally" may imply that stockholders cannot
rely on the disclosure. As requested previously, delete the word "generally" on page
14, in the first and sixth paragraphs on page 87, and in the last two paragraphs on
page 88. For guidance you may wish to refer to Section III.C.1-3 of SLB 19.

<u>Comparative Historical and Unaudited Pro Forma Per Share Data, page 22</u>

3. We have read your response and revision to comment 7 in our letter dated January 10,
2013. It is not clear why you have presented Spartech historical and pro forma
equivalent data as of and for the nine months ended August 4, 2012 and for the year
ended October 29, 2011. Please revise your filing to disclose the foregoing data as of

November 3, 2012, which is the date presented in the selected financial data section on page 20. Refer to Item 3(f) of the Form S-4.

4. Please tell us how you have calculated nil cash dividends declared per common share for the Spartech pro forma equivalent. It would appear that the combined unaudited pro forma cash dividends declared per common share would be multiplied by the exchange ratio of 0.3167.

Spartech's Reasons for the Merger, page 54

5. We note that you did not identify numerous changes made in this subsection in the marked or redlined version of the document. Ensure that you identify all changes made in the marked or redlined version of any subsequent amendment to the registration statement.

Financial Projections, page 69

6. With a view toward disclosure, tell us why the Spartech data presented in the table on page 71 for net sales in 2013 and for EBITDA in 2014, 2015, and 2016 differ from the Spartech data presented in the table on page 3 of the appendix materials provided in response to comment 14 in our January 10, 2013.

Note 3. Estimated Purchase Price Allocation, page 118

7. We have read your response and revision to comment 18 in our letter dated January 10, 2013. You have disclosed that the purchase price allocation excludes any assessment for probable loss contingencies such as legal, tax, and environmental contingencies because PolyOne does not currently have sufficient information to estimate fair value and that once sufficient information is available and final valuations are performed, the purchase price allocation may differ materially from your estimates. Please explain why this is so, i.e., why you do not have sufficient information, and discuss the additional procedures that you will perform to obtain this information and the related timing.

Exhibit 8.1

8. Counsel must consent to the filing of the opinion as an exhibit to the registration statement and to being named under the headings "Material U.S. Federal Income Tax Consequences of the Merger" and "Legal Matters" in the registration statement. Please revise. For guidance you may wish to refer to Section IV of SLB 19.

Exhibits 8.1 and 8.2

9. Language in the last paragraph of each opinion that states that the tax opinion is

"solely" for the benefit of the board or company is unacceptable because investors are entitled to rely on the opinion expressed. Please delete the word "solely." For guidance you may wish to refer to Section III.D.1 of SLB 19.

10. Language in the last paragraph of each opinion that states that the tax opinion "may not be relied upon by any other person in any manner or for any purpose" is unacceptable because investors are entitled to rely on the opinion expressed. Please revise. For guidance you may wish to rely to Section III.D.1 of SLB 19.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Jenn Do at (202) 551-3743 or Alfred P. Pavot, Jr. at (202) 551-3738. You may

direct questions on other disclosure issues to Edward M. Kelly at (202) 551-3728 or
Craig E. Slivka at (202) 551-3729 if you have any questions.


Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director


cc: <u>Via E-mail</u>
       James P. Dougherty, Esq.
       Michael J. Solecki, Esq.
       Jones Day
       901 Lakeside Avenue
       Cleveland, OH 44114